Form 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

Goldsource Mines Inc. ("Goldsource")
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1

Item 2. **Date of Material Change**

November 25, 2013

Item 3. **News Release**

News Release dated November 26, 2013 was disseminated through Marketwired.

Item 4. **Summary of Material Change**

Goldsource and Eagle Mountain Gold Corp. signed an agreement dated November 25, 2013 for a business combination of the two companies.

Item 5.1 **Full Description of Material Change**

Goldsource and Eagle Mountain Gold Corp. ("Eagle Mountain") signed an agreement dated November 25, 2013 ("Letter Agreement") for a business combination of the two companies (the "Business Combination").

Eagle Mountain is working to advance its Eagle Mountain gold project in Guyana, South America. This project has an existing National Instrument 43-101 compliant resource of 188,000 indicated ounces and 792,000 inferred ounces of gold located on 250 hectares of a 5,050-hectare prospecting license with excellent potential for expansion of resources and nearby initial infrastructure for development. An estimated 40% of the gold resource is considered mineralized saprolite which will be the initial focus of development with the remaining 60% as fresh rock. The saprolite and fresh rock both remain open laterally and to depth, showing strong mineralization along defined edges. Outcropping mineralized saprolite is potentially suitable for initial low cost - low strip ratio open pit mining and gravity processing.

The proposed transaction will, in the opinion of management of Goldsource, provide the combined company with several key advantages to rapidly advance the Eagle Mountain gold project:

- Strong management with development, operational and Guyana experience.
- Management with ability to finance in difficult markets through a proven successful business model used on previous projects.
- Potential for phased development and production in current saprolite resources with consideration for future fresh rock expansion.
- Potential for a "fast tracked" phased production start-up with low capital and operating costs.

Management of Goldsource believes that the proposed transaction with Eagle Mountain is the opportunity that Goldsource has been seeking for some time. It matches Goldsource's management skill sets with a gold deposit that can be brought into initial production in a short period of time with minimal capital and low production costs per ounce. Goldsource proposes to take a phased approach business model with incremental

increases in production at reasonable capital costs with cash flow being directed towards the development of larger facilities and increased production levels.

Pursuant to the Business Combination, Eagle Mountain is to amalgamate with a wholly-owned subsidiary of Goldsource. Goldsource is to issue that number of common shares of Goldsource to shareholders of Eagle Mountain equal to 100% of the issued and outstanding common shares of Goldsource at the date of closing such that, following closing but prior to completion of the Equity Finance (as defined below), 50% of the outstanding common shares of Goldsource will be held by former Eagle Mountain shareholders and 50% of the outstanding common shares of Goldsource will be held by Goldsource shareholders.

Based on the number of common shares of Goldsource currently outstanding (27,033,729) and the number of common shares of Eagle Mountain currently outstanding (50,402,805), subject to adjustments at closing, this would result in an exchange ratio of 0.53635 Goldsource common shares in respect of each Eagle Mountain share ("Initial Exchange Ratio").

The Letter Agreement also provides for the following:

- Within five business days of the Letter Agreement, Goldsource will lend to Eagle Mountain $50,000 to be used by Eagle Mountain for specified expenditures.
- Goldsource and Eagle Mountain are each required to raise by way of equity private placement ("Initial Placements") prior to December 15, 2013 not less than $250,000, and the Initial Exchange Ratio will be adjusted to account for the Initial Placements.
- Unless otherwise determined before closing, the name for the publicly traded combined entity following closing will be Goldsource Mines Inc.
- Goldsource is required to complete an equity financing ("Equity Finance") effective upon closing of the Business Combination for a minimum of $1.5 million to be comprised of common shares and warrants of Goldsource. The Equity Finance will not be included in calculation of the Initial Exchange Ratio and will not exceed 25% of the outstanding common shares of Goldsource calculated on a fully diluted basis following completion of the Business Combination and Equity Finance.
- If the Business Combination is completed, it is anticipated that Goldsource will have a total of 54,067,458 common shares issued and outstanding, subject to adjustment for the Placements. Assuming completion of the minimum amount of Equity Finance, Goldsource will have approximately $2.0 million in cash and cash equivalents following closing.

The boards of directors of both Goldsource and Eagle Mountain have unanimously approved the Letter Agreement. Pursuant to the Letter Agreement, each company has agreed not to solicit third party interest in alternative transactions. Each company has also agreed to pay a $250,000 break fee to the other if it terminates the Letter Agreement to accept a superior proposal.

The proposed transaction is subject to confirmatory due diligence, the negotiated settlement and execution of a definitive agreement, regulatory approvals including approval of the TSX Venture Exchange, the approval of Eagle Mountain shareholders, and other customary conditions. Subject to the satisfaction of these conditions, the Business Combination is expected to be completed on or before January 31, 2014 or such later date as may be agreed by the parties. However, there can be no assurance that the

conditions will be satisfied or that the proposed transaction will be completed as proposed, if at all.

Upon completion of the Business Combination, the board of directors of Goldsource will be reorganized to consist of five directors, three of which are on the current Goldsource board (J. Scott Drever, Steven B. Simpson and Graham C. Thody) and one of which is on the current Eagle Mountain board (Ioannis Tsitos) and one of which is an independent nominee of Eagle Mountain (Jonathan Dubois-Phillips).

The current executive officers of Goldsource will remain in place and Ioannis Tsitos of Eagle Mountain will be appointed President such that executive management will be as follows:

J. Scott Drever	Chief Executive Officer
Ioannis (Yannis) Tsitos	President
N. Eric Fier	Chief Operating Officer
Barney Magnusson	Chief Financial Officer

Item 5.2 **Disclosure for Restructuring Transactions**

N/A

Item 6. **Reliance on subsection 7.1(2) of National Instrument 51-102**

N/A

Item 7. **Omitted Information**

Not applicable.

Item 8. **Executive Officer**

J. Scott Drever, Chairman and President
Telephone: (604) 694-1760

Item 9. **Date of Report**

December 3, 2013